Exhibit 99.1

VINCI CAPITAL PARTNERS STRATEGY ANNOUNCES THE ACQUISITION OF FARMAX, A LEADING BRAZILIAN COSMETICS PLATFORM

Rio de Janeiro, September 23, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Capital Partners III”, or “VCP III” (“the Fund”), the family of funds managed by Vinci Partners’ Private Equity strategy, has entered into a definitive agreement for the acquisition of Farmax (“the Company”), a Brazilian company operating in the cosmetics and personal care industry.

This transaction marks VCP III’s fifth investment, resulting in a 61.3% cumulative gross allocation of the Fund’s total capital commitments and a 71.1% allocation including incurred expenses. The Fund was marked at a 50.6% gross IRR in BRL and 25.7% in USD at the end of the first quarter of 2021.

Farmax is a leading manufacturer of beauty and personal care cosmetic products in Brazil, with over 40 years of existence. The Company has a nationwide distribution capillarity and produces a wide range of products, with over 450 items in its catalog.

Gabriel Felzenszwalb, partner and senior member of the Private Equity team for Vinci Partners, said, “Farmax has a unique trajectory, having established itself in the market as a company with tradition, legacy and a solid reputation. The cosmetics sector is growing rapidly, and we are very confident that our investment will support the Company and its top-notch management team in its process of becoming an even more relevant player in the marketplace. VCP III’s investment sets the start for a new accelerated expansion cycle for Farmax.”

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-

making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240